ImmunoPrecise Antibodies (IPA) Announces Completion of At-the-Market Equity Offering and Full Conversion of Yorkville Debenture

IPA Successfully Executes Strategic Capital Initiatives, Strengthening Financial Position for Growth

AUSTIN, Texas – ImmunoPrecise Antibodies Ltd. (“IPA” or the “Company”) (NASDAQ: IPA), a leader in AI-driven antibody discovery and development, today announced the successful completion of its previously disclosed USD $8.8 million “at-the-market” equity offering program (the “ATM Program”) alongside the full conversion of its outstanding debenture with Yorkville Advisors, significantly enhancing the Company’s capital structure.

Strategic ATM Offering Raises USD $7.0 Million

Utilizing their ATM program, the Company generated approximately USD $7.0 million in gross proceeds. The Company utilized the ATM strategically, enabling them to dramatically reduce the cost of capital while reinforcing their financial position.

"The successful execution of our ATM Program underscores investor confidence in IPA's vision and technology," said Dr. Jennifer Bath, CEO of ImmunoPrecise Antibodies. "By deploying this program strategically, we optimized our financing approach, reducing our cost of capital while maintaining the flexibility needed to accelerate innovation in AI-driven antibody discovery."

Yorkville Debenture Fully Converted

In addition to the ATM Program completion, IPA has now fully satisfied its outstanding obligations with Yorkville Advisors, as Yorkville has converted all principal amounts under the debenture agreement into common shares. This marks a significant milestone in eliminating near-term debt obligations, further strengthening IPA’s balance sheet.

"We greatly appreciate the partnership and flexibility provided by Yorkville Advisors throughout this process," added Dr. Bath. "Their structured investment approach has been instrumental in allowing us to execute on key strategic initiatives while maintaining operational momentum."

With the completion of the ATM Program and Yorkville’s full conversion, IPA is in a stronger financial position, allowing the Company to continue executing its growth strategy and advancing its AI-powered therapeutic discovery platform, LENSai.

As a result of the raise under its ATM Program and full conversion of its outstanding debenture with Yorkville Advisors, the Company currently has 45,765,118 common shares issued and outstanding.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotechnology company that leverages multi-omics modeling and complex artificial intelligence through a series of proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the development of therapeutic antibodies and are known for solving very complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics

LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”).

Investor Relations Contact

investors@ipatherapeutics.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements often include words such as “expects,” “intends,” “anticipates,” “believes,” or variations thereof, or state that certain actions, events, or results “may,” “will,” “could,” or “might” occur. These statements relate to, among other things, the anticipated benefits of the Company’s capital structure optimization, the potential impact of the ATM proceeds and Yorkville conversion on financial flexibility, and the Company’s ability to execute its growth strategy and advance its AI-driven antibody discovery platform.

Although the Company believes it has a reasonable basis for these forward-looking statements, they are based on current expectations, assumptions, and projections about future events that involve risks and uncertainties. Actual results may differ materially from those expressed or implied due to factors largely beyond the Company’s control, including but not limited to market conditions, investor sentiment, regulatory requirements, financial and operational risks, and competitive dynamics.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied herein. Additional information on risks and uncertainties can be found in the Company’s Annual Report on Form 20-F, as amended, for the year ended April 30, 2024 (available on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar). Should any of these risks materialize, actual results could vary significantly.

Readers are cautioned not to place undue reliance on forward-looking statements, which reflect the Company’s expectations only as of the date of this release. The Company assumes no obligation to update or revise these statements, except as required by law.